Exhibit 99.1

ASX/NASDAQ Announcement 28 August 2024

Advanced Health Intelligence Receives Additional Patent Protection in the European Union

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (Advanced Health Intelligence) is pleased to announce the positive outcome regarding the awarding of a European patent pursuant to Article 97(1) EPC patent application No. 15864375.9 from the European Patent Office for its innovative technology in imaging the human body. Advanced Health Intelligence has successfully expanded our patent coverage for its technology suite, further strengthening its position in the remote digital care space.

With the increasing adoption of remote digital health assessment and care globally, the importance of expanding our patent portfolio has never been more apparent. The recently awarded European patents are a significant addition to our intellectual property portfolio, demonstrating our commitment to protecting our proprietary technology. We identified several unique functionalities proprietary to AHI and are now positioned to provide deeper coverage and blocking to potential competitors.

Europe, with its population of over 500 million people, represents a significant market opportunity for AHI. The region has seen rapid adoption of digital health applications driven by government initiatives, technological advancements, and changing consumer behaviour. According to a recent report, the European digital health market size was anticipated at USD 66.2 billion in 2023 and is projected to grow at a compound annual growth rate (CAGR) of 22.3% from 2024 to 2030.i

AHI's expanded product portfolio addresses key health concerns, including:

•	Atrial Fibrillation: Our technology enables early detection and monitoring of atrial fibrillation, a leading cause of stroke and heart failure.

•	Dermatology: Our platform offers AI-powered skin analysis and monitoring, enabling early detection of skin cancers and other conditions.

•	Biometric Health Assessments: Our technology provides comprehensive, digital biomarker-based health risk assessments, including vital signs, body dimensions, composition, cardiac profile, and cardiovascular fitness.

Our AHI Biometric Health Assessment and MultiScan platform offer a comprehensive health risk assessment suite that can be easily integrated into existing digital health applications. Our technology has the potential to revolutionise proactive healthcare delivery, making it more accessible, convenient, and personalised.

Global leaders such as Apple, Google, Microsoft and Samsung are investing heavily in personal diagnostics through web and mobile device offerings. Our platform is well-positioned to work with these manufacturers and providers, offering a unique, more comprehensive value proposition that sets us apart from competitors that only offer single-sensor approaches to assessing the human form.

Expanding our IP portfolio, use cases and global distribution is well underway throughout Asia, MENA and the US and Europe. Protecting our IP is crucial to maintaining market position and shareholder value. We are pleased to report the addition of the European patents to our portfolio, further strengthening our position in the market.

AHI boasts an extensive and growing global patent portfolio, with granted patents in key markets, including Australia, the United States, Japan, South Korea, Singapore, New Zealand, China, Canada, and now Europe. As we pioneer, ensuring AHI remains at the forefront of the demand for digital health innovation.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

i https://www.grandviewresearch.com/industry-analysis/europe-digital-health-market-report

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth, WA 6951

Email: investors@ahi.tech

ASX/NASDAQ Announcement 28 August 2024

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

AHI offers a cutting-edge, smartphone-based health risk identification solution that enables individuals to run their own comprehensive health assessments and risk stratification. Utilising smartphone sensor technology, individuals can efficiently conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data can then be shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and appropriate care pathway allocation.

AHI’s scientific research capability is dedicated to developing advanced data capture techniques, optimising data input signal quality, and continuously enhancing and validating AHI's solutions through rigorous scientific processes. AHI has assembled a team of experts in machine learning, artificial intelligence, biomathematical modelling and systems biology, computer vision, clinical expertise, and medically trained data scientists to develop and deploy this cutting-edge risk assessment tool.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering smartphones in digital-first healthcare. Our journey began with the groundbreaking development of the world's first on-device body dimensioning capability.

Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of health systems players, who are dedicated to delivering high-quality patient care and early detection of escalating health conditions. AHI's patented technology has enabled us to push the boundaries of early detection through digital healthcare, offering a suite of modular solutions that are transforming the industry and offering earlier intervention opportunities.

Our comprehensive solutions encompass:

•	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.

•	Predictive modelling of blood biomarkers (including HbA1C, HDL-C, LDL-C), and 10-year cardiovascular risk estimation.

•	Facial blood analysis technology to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.

•	Device-derived dermatological image analysis for identifying over 588 skin conditions across 134 categories, including melanoma detection.

•	Atrial Fibrillation technology enables the detection of Atrial Fibrillation using a mobile device, allowing for early identification and monitoring of this common heart condition through a simple, non-invasive, and user-friendly smartphone-based solution.

AHI has developed a biometrically driven triage solution using only a smartphone. This solution enables the identification of health risks across populations and can inform individuals' direction to appropriate care pathways for proactive health management. The technology provides cost-effective health risk assessment access to billions of smartphone users worldwide, empowering these individuals to take charge of their health journey and improving health outcomes globally.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth, WA 6951

Email: investors@ahi.tech